Filed by MIM Corporation pursuant to Rule 425
Under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: MIM Corporation
Commission File Number: 000-28740

This filing relates to a planned merger between MIM Corporation (“MIM”) and Chronimed Inc. (“Chronimed”), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2004 (the “Merger Agreement”), by and among MIM, Corvette Acquisition Corp. (a wholly owned subsidiary of MIM) and Chronimed. The Merger Agreement is on file with the U.S. Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, filed by MIM on August 9, 2004 and is incorporated by reference into this filing.

Dear Colleague,

The management of MIM Corporation is very pleased to announce we have entered into a merger agreement with Chronimed, a specialty pharmacy company with 27 community-based pharmacies around the country as well as five specialty mail order locations. The merged company will be renamed BioScrip and will generate over $1.1 billion in annual sales, making us one of the largest specialty pharmacy providers in the country.

Pending shareholder approval, we anticipate the merger will take place in late November or early December. Rich Friedman will hold the position of Chairman of the Board and Hank Blissenbach, Chronimed’s Chairman & CEO will become the President and CEO of BioScrip. Corporate headquarters will remain in Westchester County, NY.

The merger will provide us with numerous opportunities going forward. It will expand our market reach into 27 local communities (all major urban U.S. markets), allow us to combine each other’s payer contracts, provide the opportunity to more efficiently run our business and allow us to leverage our existing infrastructure.

What does this mean for you? It means you will be part of a much larger company that will enjoy many more growth opportunities.

A significant part of the benefit of this merger is the anticipated cost savings that can be achieved by combining duplicative functions. Although, at this time it is not exactly clear what will be combined and when, it is clear that a consolidation will need to take place. As a first step, an Integration Team will be appointed that will be charged with the task of reviewing every aspect of both organizations to determine what functions can be consolidated. Al Carfora will lead our transition team. Once that has been accomplished a time line for these consolidations will be established. It is the company’s stated goal to realize $10 million worth of annual savings and as such we must all anticipate change, which managed properly and communicated in a timely fashion, will provide each of us with a road map for the future.

The facts that I can share with you are that the 27 community-based pharmacy locations along with Vitality, Fair and Adima will present a dynamic platform to penetrate the local markets, which has been our strategy over the past two years. The combination of our sales organizations will provide tremendous national reach. We will explore the opportunities of combining our operations, IT and finance groups. Clearly this will make redundant certain locations and positions. Within the next ninety days we will make these determinations and will communicate our plan to you. We realize that this creates uncertainty for some of us and we will do our best to be as considerate as possible, we will be forthright and honest in our intentions and we will communicate our decisions as quickly as possible. Those individuals affected will be provided fair severance and retention programs.

We know that all of you will have many questions and we look forward to sharing greater detail with you over the course of the next couple of weeks. You will receive updates via email as well as at employee meetings. To facilitate this communication we have set up a special email address where you can forward questions, concerns, etc. We will do our best to answer your questions by addressing them in either email updates to the teams or having your local management discuss them with you. The email address is employeecommunications@mimcorporation.com.

We have always been able to count on your loyalty and support in the past, and trust that you will continue to perform at the extraordinary levels that you have been as we take advantage of this wonderful growth opportunity. We would like to thank you for your continued support and will keep you posted as to our progress.

Sincerely,

Rich